THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 901(D) OF REGULATION S-T

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             The Spain Fund, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   846330108
-------------------------------------------------------------------------------
                                (CUSIP Number)

                               John C. Reynolds
                         Cargill Financial Markets PLC
                    Knowle Hill Park, Fairmile Lane, Cobham
                                Surrey KT11 2PD
                                United Kingdom
                                44-193-286-1000
-------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)
                              September 28, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 846330108                                     Page 2 of 21 Pages
-------------------                             --------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cargill Financial Markets PLC
             Knowle Hill Park, Fairmile Lane, Cobham
             Surrey KT11 2PD, United Kingdom
             I.R.S. I.D. No.: None
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)[x]  (b)[ ]
---------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC  (See Item 3 of attached Schedule 13D Statement)
---------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                         United Kingdom
---------------------------------------------------------------------
     NUMBER OF       7   SOLE VOTING POWER
      SHARES
---------------------------------------------------------------------
   BENEFICIALLY      8   SHARED VOTING POWER
       OWNED             709,600
---------------------------------------------------------------------
      BY EACH        9   SOLE DISPOSITIVE POWER
    REPORTING
---------------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              709,600
---------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

        709,600
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES*                              [ ]
---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.07%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

             CO
---------------------------------------------------------------------

                                    2 of 21

                                  SCHEDULE 13D

CUSIP No. 846330108                                     Page 3 of 21 Pages
-------------------                             --------------------------------


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cargill Holdings
             Knowle Hill Park, Fairmile Lane, Cobham
             Surrey KT11 2PD, United Kingdom
             98-0157383
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x] (b) [ ]
---------------------------------------------------------------------
3  SEC USE ONLY

---------------------------------------------------------------------
4  SOURCE OF FUNDS*

          WC (See Item 3 of attached Schedule 13D Statement)
---------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom
---------------------------------------------------------------------
NUMBER OF       7       SOLE VOTING POWER
SHARES
---------------------------------------------------------------------
BENEFICIALLY    8       SHARED VOTING POWER
OWNED
                        709,600
---------------------------------------------------------------------
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING
---------------------------------------------------------------------
PERSON         10       SHARED DISPOSITIVE POWER
WITH
                        709,600
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          709,600
---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                              [ ]
---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.07%
---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

          CO
---------------------------------------------------------------------

                                    3 of 21

                                  SCHEDULE 13D

CUSIP No. 846330108                                     Page 4 of 21 Pages
-------------------                             --------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cargill Financial Services Corporation
             6000 Clearwater Drive
             Minnetonka, MN  55343-9497
             41-1492786
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]  (b) [ ]
---------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------
4  SOURCE OF FUNDS*

          WC  (See Item 3 of attached Schedule 13D Statement)
---------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
---------------------------------------------------------------------
NUMBER OF       7   SOLE VOTING POWER
SHARES
---------------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED
                    709,600
---------------------------------------------------------------------
BY EACH         9   SOLE DISPOSITIVE POWER
REPORTING
---------------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER
WITH
                    709,600
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          709,600
---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                             [ ]
---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.07%
---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

          CO
---------------------------------------------------------------------

                                    4 of 21

                                  SCHEDULE 13D

CUSIP No. 846330108                                     Page 5 of 21 Pages
---------------------------                      -------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cargill, Incorporated
             15407 McGinty Road West
             Wayzata, MN  55391-2399
             41-0177680
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [x]  (b) [ ]
---------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------
4  SOURCE OF FUNDS*

          WC  (See Item 3 of attached Schedule 13D Statement)
---------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
---------------------------------------------------------------------
NUMBER OF       7   SOLE VOTING POWER
SHARES
---------------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED
                    709,600
---------------------------------------------------------------------
BY EACH         9   SOLE DISPOSITIVE POWER
REPORTING
---------------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER
WITH
                    709,600
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          709,600
---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                             [ ]
---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.07%
---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

          CO
---------------------------------------------------------------------

                                    5 of 21

                               THE SPAIN FUND INC.
                             SCHEDULE 13D STATEMENT


         Item 1.  Security and Issuer

         This statement on Schedule 13D (the "Statement") relates to the shares of common stock (the "Shares") of The Spain Fund Inc. ("the Issuer"). The Issuer is a Maryland corporation and has its principal executive offices located at 1345 Avenue of the Americas, New York, NY 10105.

         Item 2.  Identity and Background

         (a) This statement is being filed by the following persons:

                  (i) Cargill Financial Markets PLC, a public limited company, formed and organized under the laws of England and Wales ("CFM PLC"), which is a wholly-owned subsidiary of Cargill Holdings; and

                  (ii) Cargill Holdings, an unlimited company formed and organized under the laws of England and Wales ("Cargill Holdings"), which is, directly and indirectly, a wholly-owned subsidiary of Cargill, Incorporated; and

                  (iii) Cargill Financial Services Corporation, a Delaware corporation ("CFSC"), which is a wholly-owned subsidiary of Cargill, Incorporated; and

                  (iv)     Cargill, Incorporated, a Delaware corporation.

         Each of the persons listed in (i) to (iv) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 709,600 Shares or approximately 7.07% of the outstanding Shares within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

         Neither the filing of this Statement nor any of its contents shall be construed as an admission that the directors or executive officers of the Reporting Persons are beneficial owners of any of the Shares, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (b), (c), (f) The address of CFM PLC and Cargill Holdings is Knowle Hill Park, Fairmile Lane, Cobham, Surrey KT11 2PD, United Kingdom. The principal business of CFM PLC is financial trading and investment activities. The principal business of Cargill Holdings is acting as a holding company for CFM PLC and a significant part of Cargill, Incorporated's other business interests in the United Kingdom.

         (b), (c), (f) The address of CFSC is 6000 Clearwater Drive, Minnetonka, MN 55343-9497. The principal business of CFSC is financial trading and investment activities, conducted on a proprietary basis. The address of Cargill, Incorporated is 15407 McGinty Road West, Wayzata, MN 55391-2399. The principal business of Cargill, Incorporated is the international marketing and processing of agricultural, industrial and financial commodities.

         The name, address, citizenship and present principal occupation or employment, and the name, address and principal business of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of the Reporting Persons are set forth on Exhibit A attached hereto and incorporated herein by reference.

         (d) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons knowledge, none of the persons named on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons' knowledge, none of the persons named on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in, and was and is not subject to, a judgment, decree or final order against it enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or Other Consideration

         The source of funds for all purchases of the Shares acquired by the Reporting Persons was working capital.

         Item 4.  Purpose of Transaction

         An aggregate of 250,000 Shares were purchased for investment purposes on September 18, 1998, increasing the Reporting Persons holdings over 5% of the total shares.

         The Reporting Persons from time to time evaluate their investments and, based on such evaluation, may determine to acquire or dispose of Shares. The Reporting Persons do not have any present plans that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The amount and timing of any additional purchases or sales of Shares will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition and prospects of the Fund and general economic, financial market and industry conditions.

         Item 5.  Interest in Securities of the Issuer

         (a) As of the date hereof, the Reporting Persons beneficially owned 709,600 Shares, constituting approximately 7.07% of the outstanding Shares based upon information provided by Bloomberg. To the best of the Reporting Persons knowledge, except as set forth herein, none of the persons listed on Exhibit A hereto beneficially owns any Shares.

         (b) CFM PLC presently has the power, and Cargill Holdings, CFSC and Cargill, Incorporated may be deemed to share the power, to vote and dispose of 709,600 Shares.

         (c) Exhibit B hereto contains information as to all transactions in the Shares effected during the past 60 days by the Reporting Persons. All of the purchases reflected on Exhibit B were made for cash in open market transactions. Except as set forth on Exhibit B, within the past 60 days, the Reporting Persons did not effect any transactions in the Shares. To the best of the Reporting Persons' knowledge, except as set forth herein, none of the persons listed on Exhibit A hereto has purchased or sold any Shares during the past 60 days.

         (d) No person other than CFM PLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

         (e) Not applicable.

         Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

         Except as set forth above, none of the Reporting Persons and (to the best of the Reporting Persons' knowledge) none of the persons named in Exhibit A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

         Item 7.  Material to be Filed as Exhibits

         Exhibit A: List of Executive Officers and Directors of CFM PLC, Cargill Holdings, CFSC and Cargill, Incorporated.

         Exhibit B: Transactions in the Shares by the Reporting Persons in the past 60 days.

         Signature page follows.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.



                                 CARGILL FINANCIAL MARKETS PLC


                                 By:
                                     ---------------------------------
                                     John C. Reynolds
                                     Secretary



                                 CARGILL HOLDINGS


                                 By:
                                     ---------------------------------
                                     John C. Reynolds
                                     Secretary



                                 CARGILL FINANCIAL SERVICES CORPORATION


                                 By:
                                     ---------------------------------
                                     Timothy S. Clark
                                     Vice President



                                 CARGILL, INCORPORATED


                                 By:
                                     ---------------------------------
                                     Linda Cutler
                                     Vice President, Assistant General Counsel
                                     & Assistant Secretary, Administrative
                                     Division

         Dated: September 25, 1998

                                    EXHIBIT A

                          CARGILL FINANCIAL MARKETS PLC

Directors
---------
David P.L. Corridan               Director
Jacobus Gerardus De Jong          Director
Jeremy Llewelyn                   Director
John E. Osborn                    Director
John C. Reynolds                  Director
Paul J. Tiller                    Director

Officers
--------
David P.L. Corridan               Managing Director
Jane Fuller                       Secretary
Anne Lederer                      Secretary
John C. Reynolds                  Secretary

                                    EXHIBIT A

                              CARGILL HOLDINGS (UK)

Directors
---------
Paul D. Conway                    Director
Peter A.J. Peyton                 Director
John C. Reynolds                  Director
Paul J. Tiller                    Director

Officers
--------
John C. Reynolds                  Joint Secretary

                                    EXHIBIT A

                     CARGILL FINANCIAL SERVICES CORPORATION

Directors
---------
Robert L. Lumpkins                Director
Ernest S. Micek                   Director
Michael B. Moore                  Director
Gregory R. Page                   Director
William W. Veazey                 Director

Officers
--------
Michael B. Moore                  President
Jeffery D. Leu                    Executive Vice President
David W. MacLennan                Executive Vice President
Wendell Spence                    Executive Vice President
Robert A. Kruchoski               Senior Vice President
Guilherme Schmidt Netto           Senior Vice President
Bruce H. Barnett                  Vice President
Robert D. Beach                   Vice President
Timothy S. Clark                  Vice President
Craig A. Ekegren                  Vice President
Anthony J. Farraj                 Vice President
Martin Guyot                      Vice President
Thomas F. Haller, Jr.             Vice President
Patrick J. Halloran               Vice President
Ian M.C. Kerr                     Vice President
Stephen R. Lindo                  Vice President
J. Kirk Ogren, Jr.                Vice President
Kim M. Okerstrom                  Vice President
Jeffrey A. Parker                 Vice President
Steven C. Pumilia                 Vice President
Frank Mor Ravndal, Jr.            Vice President
Paul A. Richardson                Vice President
Debroah J. Theisen                Vice President
Linda L. Cutler                   Secretary
William W. Veazey                 Treasurer
Sheri J. Bandle                   Assistant Vice President
Daniel G. Brian                   Assistant Vice President
Ann M. Burke                      Assistant Vice President
Jeffrey A. Carlson                Assistant Vice President
Shane F. Cotner                   Assistant Vice President
Mark T. Guidinger                 Assistant Vice President
Greggory S. Haugen                Assistant Vice President
Tara Jensen                       Assistant Vice President

Renee A. Kessler                  Assistant Vice President
Mary L. Kurth                     Assistant Vice President
Christl H. Larson                 Assistant Vice President
Christopher T. Pears              Assistant Vice President
Beth C. Spoonland                 Assistant Vice President
Joseph M. Wagner                  Assistant Vice President
Anne E. Carlson                   Assistant Secretary
Henry W. Gjersdal, Jr.            Assistant Secretary
Patrice H. Halbach                Assistant Secretary
Jeanne Y. Smith                   Assistant Secretary
Laura H. Witte                    Assistant Secretary

                                    EXHIBIT A

                              CARGILL, INCORPORATED

Directors
---------
Michael H. Armacost            Director
F. Guillaume Bastiaens         Director
Michael R. Bonsignore          Director
Austen S. Cargill II, Ph.D.    Director
Livio D. DeSimone              Director
Richard M. Kovacevich          Director
Marianne C. Liebmann           Director
Robert L. Lumpkins             Director
John H. MacMillan IV           Director
David D. MacMillan             Director
William B. MacMillan           Director
Ernest S. Micek                Director
David W. Raisbeck              Director
Warren R. Staley               Director
Michael W. Wright              Director
W. Duncan MacMillan            Senior Advisory Director
Whitney MacMillan              Senior Advisory Director

Corporate Officers
------------------
Ernest S. Micek                Chairman of the Board & Chief Executive Officer
Warren R. Staley               President and Chief Operating Officer
Robert L. Lumpkins             Vice Chairman of the Board and Chief Financial
                                 Officer
F. Guillaume Bastiaens         Vice Chairman of the Board
David W. Raisbeck              Executive Vice President
Daniel R. Huber                President, Asia/Pacific Sector
Gregory R. Page                Corporate Vice President and Sector President
James D. Moe                   Corporate Vice President, General Counsel and
                                 Secretary
Austen S. Cargill II, Ph.D.    Corporate Vice President, Research and
                                 Development
Ronald L. Christenson          Corporate Vice President and Chief Technology
                                 Officer
Galen G. Johnson               Corporate Vice President and Controller
Robbin S. Johnson              Corporate Vice President, Public Affairs
Nancy P. Siska                 Corporate Vice President, Human Resources
Lloyd B. Taylor                Corporate Vice President, Information Technology
Tyrone K. Thayer               Corporate Vice President, Worldwide Cargill Foods
                                 and Procurement
William W. Veazey              Corporate Vice President and Treasurer

ELECTED OFFICERS
----------------
Fredric W. Corrigan          President, Agriculture-Biosciences Group
Richard D. Frasch            President, Animal Nutrition Division
John E. Geisler              President, Dry Milling
Brian F. Hill                President, Worldwide Seed
Gary W. Jarrett              President, Cargill Energy
Frank Karsbergen             President, Juice, Cocoa, Malt Group
Peter A. Kooi                President, World Grain Trading Group
David M. Larson              President, Animal Nutrition and Poultry Group
John D. March                President, World Oilseeds Processing Group
Henricus M. Mathot           President, Fertilizer
Gary W. Mize                 President, Cargill Juice
Michael B. Moore             President, Financial Markets Group
Robert R. Parmelee           President, Biosciences
Frank L. Sims                President, North American Grain
Charles L. Sullivan          President, Salt
James T. Thompson            President, Cargill Steel Group
Michael A. Urbanic           President, North American Corn Milling
Norman Hay                   Co-President, Cargill-Monsanto Joint Venture
Lawrence F. DeWitt           Senior Vice President, Latin America Sector

APPOINTED OFFICERS
------------------
Bruce H. Barnett             Vice President, Tax & General Tax Counsel,
                               Administrative Division
John I. Bjelland             Vice President, Information Technology, Agriculture
                               Group and Cargill Grain Division
Joseph P. Botos              Vice President, Administrative Division
William C. Britt             Vice President, Administrative Division
Charles A. Clogston          Vice President, Controller, Administrative Division
Linda L. Cutler              Vice President, Assistant General Counsel &
                               Assistant Secretary, Administrative Division
James A. Guyre               Vice President, Controller, Administrative Division
James N. Haymaker            Vice President, Strategy and Business Development,
                               Administrative Division
H. Jed Hepworth              Latin American General Counsel, Administrative
                               Division
Alistair D. Jacques          Vice President, Corporate Information Technology
                               Operations, Administrative Division
Stephen D. Laing             Vice President, Controller, Administrative Division
Ronald L. Laumbach           Vice President and North American General
                               Counsel, Administrative Division
William P. Miller, Jr.       Vice President, Controller, Administrative Division
R. Kent Norby                Vice President, Human Resources, Administrative
                               Division

Richard J. Peters            Vice President, Director of Worldwide Audit,
                               Administrative Division
Bonnie E. Raquet             Vice President, Public Affairs, Administrative
                               Division
Daniel v.O. Slingeland       Vice President and Assistant Treasurer,
                             Administrative Division
Linda L. Thrane              Vice President, Public Affairs, Administrative
                               Division
William L. Varner            Vice President, Administrative Division
Dennis E. Walters            Vice President and Controller, Administrative
                               Division
Petrus Zaal                  Vice President, Administrative Division

Orland D. Thorbeck           Controller, Human Resources, Administrative
                               Division

Nancy L. Ballsrud            Assistant Vice President, Corporate Treasury &
                               Assistant Treasurer, Administrative Division
Ronald G. Dudley             Assistant Vice President, Strategy and Business
                               Development Department, Administrative Division
Brian L. Foltz               Assistant Vice President, Insurance, Administrative
                               Division
Henry W. Gjersdal, Jr.       Assistant Vice President, Tax & Assistant General
                               Tax Counsel, Administrative Division
Patrice H. Halbach           Assistant Vice President, Tax & Assistant General
                               Tax Counsel, Administrative Division
W. Brendan Harrington        Assistant Vice President, Public Affairs,
                               Administrative Division
James S. Hield               Assistant Vice President, Public Affairs,
                               Administrative Division
Fred B. Lafferty             Assistant Vice President, Corporate Security,
                               Administrative Division
John J. McCabe               Assistant Vice President, Office Services,
                               Administrative Division
Jeanne E. McCaherty          Assistant Vice President, Central Research,
                               Administrative Division
H. S. Muralidhara            Assistant Vice President, Administrative Division
M. Stephanie Patrick         Assistant Vice President, Public Affairs,
                               Administrative Division
Daniel R. Pearson            Assistant Vice President, Public Affairs,
                               Administrative Division
Carol H. Pletcher            Assistant Vice President, Corporate Quality,
                               Administrative Division
Felix A. Ricco               Assistant Vice President, Human Resources,
                               Administrative Division

James M. Wallace             Assistant Vice President, Corporate Marketing
                               Communications, Administrative Division

Jeanne Y. Smith              Assistant Secretary, Administrative Division
Tracy L. Wessel              Assistant Secretary, Administrative Division

David B. Braden              Assistant Treasurer, Administrative Division
Jayme D. Olson               Assistant Treasurer, Administrative Division
Daryl L. Wikstrom            Assistant Treasurer, Administrative Division

Jerry D. Havemann            Vice President, Information Technology, Animal
                               Nutrition and Meat Sector
Jerome D. Leising            Vice President, Animal Nutrition and Meat Sector

Thomas L. Fritz              Senior Vice President, Animal Nutrition Division
Douglas J. Barisnky          Vice President, Animal Nutrition Division
Kenneth E. Ekstrom           Vice President, Animal Nutrition Division
H. Terry Olson               Vice President, Animal Nutrition Division
George M. Kemp               Controller, Animal Nutrition and Poultry Group

William A. Buckner           President, Worldwide Beef, Red Meat Group
George J. Kwasniak           Controller, Red Meat Group

Hugh B. Guill                Senior Vice President, Worldwide Poultry
Lee B. Skold                 Senior Vice President, Worldwide Poultry
Paul E. Lawrence             Vice President, North American Turkeys
John J. O'Carroll            Vice President, Worldwide Poultry & President,
                               North American Turkeys
Jerry R. Rose                Vice President, Worldwide Poultry
Richard T. Wyatt             Vice President, North American Turkeys
Glenda R. Hoogland           Controller, North American Feed
Deryle G. Oxford             Assistant Vice President, North American Turkeys
Andrew B. Southerly          Assistant Vice President, North American Turkeys

David L. Gabriel             Senior Vice President, Cargill Energy Division
Aaron R. Markley             Senior Vice President, Cargill Energy Division
Dennis D. Bowersox           Assistant Vice President, Cargill Energy Division
Donald A. Dietrich           Assistant Vice President, Cargill Energy Division
Bryan D. Price               Assistant Vice President, Cargill Energy Division
Robert H. Takvorian          Assistant Vice President, Cargill Energy Division

Peter W. Reed                Senior Vice President, North American Grain
William J. Burns             Vice President, North American Grain
Gary E. Dahl                 Vice President, North American Grain
Daniel P. Dye                Vice President, North American Grain

William M. Hale             Vice President, North American Grain
James T. Prokopanko         Vice President, North American Grain
James T. Sutter             Vice President, North American Grain
Donald H. Vogt              Vice President, North American Grain
Karen R. Polzin             Controller, North American Grain
Richard R. Calhoun          Assistant Vice President, North American Grain
Donald A. Hilger            Assistant Vice President, North American Grain
Daniel W. Ruiter            Assistant Vice President, North American Grain
Steven A. Smalley           Assistant Vice President, North American Grain

David E. Dines              Vice President, Commodity Risk Management
                            Products Department
Brent C. Bechtle            Assistant Vice President, Commodity Risk
                            Management Products Department
Jeffrey M. Goldstein        Assistant Vice President, Commodity Risk
                            Management Products Department
Jeffrey C. Seeley           Assistant Vice President, Commodity Risk
                            Management Products Department

Robert J. Mann              President, Ferrous International Department,
                            Cargill Steel
Joseph D. Lea               Vice President, Steel and Wire Department,
                            Cargill Steel
Jean A. Lhermitte           Vice President, Ferrous International Department,
                            Cargill Steel
Larry H. Virtue             Vice President, Steel and Wire Department,
                            Cargill Steel
Bruce K. Lanske             Controller, Steel and Wire Department, Cargill Steel

Kenneth M. Mooney           Vice President and General Manager, Coffee
                              Department
John W. Bunker              Vice President, Coffee Department
Barry J. Burnett            Controller, Coffee Department

Guy R. Shoemaker            Senior Vice President, Dry Milling Division
James A. Madich             Vice President, Dry Milling Division
Scott J. Montgomery         Vice President, Dry Milling Division
Gary Q. Yee                 Vice President, Dry Milling Division
Thomas P. Abrahamson        Assistant Vice President, Dry Milling Division
Alex B. Cory                Assistant Vice President, Dry Milling Division
George J. Schember          Assistant Vice President, Dry Milling Division
H. Rex Winter               Assistant Vice President, Dry Milling Division
Roy S. Alexander            Controller, North American Flour Milling

Joseph M. Hausback          Senior Vice President, Fertilizer Division
Thomas S. Charette          Vice President, Fertilizer Division
Donald R. Clark             Vice President, Fertilizer Division
Corrine D. Ricard           Vice President, Fertilizer Division
Burnis L. Wilhelm           Vice President, Fertilizer Division
Patricia E. Rogers          Controller, Fertilizer Division
Robert L. Hesse             Assistant Vice President, Fertilizer Division
Michael R. Rahm             Assistant Vice President, Fertilizer Division
Brent A. Shonka             Assistant Vice President, Fertilizer Division
Richard A. Sunderland       Assistant Vice President, Fertilizer Division

Douglas R. Linder           Vice President, Cargill Foods

Hendrikus L. DeBeer         Controller, Malt Division

Gordon K. Adkins            Vice President, North American Corn Milling Division
Peter B. Boynton            Vice President, North American Corn Milling Division
Robert A. Hovden            Vice President, North American Corn Milling Division
Robert E. Siegert           Vice President, North American Corn Milling Division
Douglas J. Fick             Controller, North American Corn Milling Division
Patrick E. Bowe             Assistant Vice President, North American Corn
                              Milling Division
Dale E. Cox                 Assistant Vice President, North American Corn
                              Milling Division
E. Thomas Erdmann III       Assistant Vice President, North American Corn
                              Milling Division
Aswhin M. Madia             Assistant Vice President, North American Corn
                              Milling Division
Douglas E. Punke            Assistant Vice President, North American Corn
                              Milling Division
R. Creager Simpson          Assistant Vice President, North American Corn
                              Milling Division
William C. Winetroub        Assistant Vice President, North American Corn
                              Milling Division

Andrew L. Workman           Controller, Peanut Department

William C. Britt            Vice President, Salt Division
Gifford A. Howarth          Vice President, Salt Division
Gerald O. Rohlfsen          Vice President, Salt Division
Gerald J. Thornton, Jr.     Vice President, Salt Division
Michael G. Venker           Vice President, Salt Division
Gregory M. Wold             Vice President, Salt Division
Lawrence L. Overstreet      Controller, Salt Division
Catherine A. Hay            Assistant Vice President, Salt Division

Micheal D. Lane             Assistant Vice President, Salt Division
Michael A. Lilly            Assistant Vice President, Salt Division
Michael R. Schmit           Assistant Vice President, Salt Division

John M. Buman               Vice President, Seed Division
Vernon E. Gracen, Jr.       Vice President, Seed Division
Randall G. Jeppson          Vice President, Seed Division
Ronald F. Musech            Vice President, Seed Division
William R. Rouse            Vice President, Seed Division
Michael J. Hall             Controller, Worldwide Seed

Patrick C. Bennett          Assistant Vice President, Sugar Department

Dale A. Fehrenbach          Vice President, Plant Operations and Engineering,
                              Trading Sector
William L. Varner           Controller, Trading Sector

Mark R. Schulze             Vice President, World Oilseeds Processing Group
Hershel R. Austin           Vice President, North American Oilseed
                              Processing Division
Martin G. Dudley            Vice President, North American Oilseed
                              Processing Division
Willis M. Gillett           Vice President, North American Oilseed
                              Processing Division
Hector Orlando Marsili      Vice President, North American Oilseed
                              Processing Division
Ian C. Purtle               Vice President, North American Oilseed
                              Processing Division
Francis W.I. Van Doninck    Controller, North American Oilseed
                              Processing Division
Douglas J. Collison         Assistant Vice President, North American Oilseed
                              Processing Division
William A. Lowe, Jr.        Assistant Vice President, North American Oilseed
                              Processing Division
Norman R. Spaeth            Assistant Vice President, North American Oilseed
                              Processing Division
Maureen M. Dolan            Assistant Controller, North American Oilseeds

Nicholas A. Emanuel         Vice President, Cargill Juice
Charles O. Rankins          Controller, Cargill Juice
Jack H. Huston              Assistant Vice President, Cargill Juice

Howard J. Bohlander, Jr.    Vice President and General Manager, Latin American
                              Grain, World Grain Trading Group

EXHIBIT B
---------


DATE         TRD ID    STRATEGY   LEGAL ENTITY   TRADER       C/PARTY
----         ------    --------   ------------   ------       -------
18SEP98      347981    CEFESB     CFSCLDN        RCOOPER      DEUTBKGB
USD          B                         250000       15.25     CP
04SEP98      344305    CEFESB     CFSCLDN        MLEWIS       PAINE
USD          B                            700     15.8929     CP
27AUG98      342251    CEFESB     CFSCLDN        MLEWIS       PAINE
USD          B                          10000        15.5     CP
24AUG98      340905    CEFESB     CFSCLDN        RCOOPER      PAINE
USD          B                          11000     16.8807     CP
19AUG98      340131    CEFESB     CFSCLDN        MLEWIS       PAINE
USD          B                           6000     18.1875     CP
18AUG98      339879    CEFESB     CFSCLDN        RCOOPER      PAINE
USD          B                           2300          18
17AUG98      339662    CEFESB     CFSCLDN        RCOOPER      PAINE
USD          B                           7000     17.6741